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                            MATERIAL CHANGE REPORT

1.   Reporting Issuer

          Fantom Technologies Inc.
          1110 Hansler Road
          Welland, Ontario
          L3B 5S1

2.   Date of Material Change

          May 4, 2001

3.   Press Release

          A press release was issued by the Reporting Issuer through the facilities of Canada NewsWire Ltd. of Toronto, Ontario on May 4, 2001. A copy of that press release is attached hereto as Schedule A.

4.   Summary of Material Change

          On May 4, 2001, the Reporting Issuer entered into a new secured, non-revolving, term credit facility with Trimin Capital Corp. ("Trimin") for $10,000,000 and, in conjunction with that facility, issued to Trimin a warrant to purchase common shares of the Reporting Issuer.

5.   Full Description of Material Change

          On May 4, 2001, the Reporting Issuer entered into a credit agreement with Trimin (the "Trimin Credit Agreement") which permits the Reporting Issuer to borrow up to $10,000,000 on a non-revolving basis. On such date, the Reporting Issuer borrowed $3,000,000 pursuant to the Trimin Credit Agreement, leaving a balance of $7,000,000 which is available for borrowing by the Reporting Issuer in $1,000,000 increments.

          All amounts owing by the Reporting Issuer under the Trimin Credit Agreement are secured by charges on the Reporting Issuer's assets in favour of Trimin which rank subordinate to the rights of a Canadian chartered bank pursuant to the Reporting Issuer's existing $30 million demand operating facility with such bank. Amounts borrowed from Trimin bear interest at rates ranging from 12% to 24% per annum. All principal amounts owing under the Trimin Credit Agreement are scheduled to become due on March 31, 2002.

          In accordance with the provisions of the Trimin Credit Agreement, the Reporting Issuer has issued to Trimin a warrant expiring on May 4, 2004 to purchase common shares of the Reporting Issuer. Each advance of $1,000,000 under the credit facility entitles Trimin to purchase 60,000 common shares to a maximum of 600,000 common shares if the full $10,000,000 is advanced.
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          The price at which the common shares of the Reporting Issuer may be purchased under the warrant will be equal to the weighted average trading price of such common shares on the Toronto Stock Exchange during the ten trading days following the public announcement by the Reporting Issuer of its financial results for the quarter ended March 31, 2001. Such financial results were announced on May 11, 2001.

          The new facility will provide additional working capital to assist the Reporting Issuer in introducing its planned range of innovative new products.

6.   Senior Officer

          If further information is required, contact Allan D. Millman, President and Chief Executive Officer of the Reporting Issuer at (416) 622-9740 Ext. 232.

7.   Statement by Senior Officer

          The foregoing accurately discloses the material change referred to herein.

          Dated at Toronto, Ontario, this 14/th/ day of May, 2001.


                                  /s/ Allan D. Millman
                                  -------------------------------------
                                  Allan D. Millman
                                  President and Chief Executive Officer
                                  Fantom Technologies Inc.
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                                  Schedule A


                                                                    NEWS RELEASE
________________________________________________________________________________
                      Fantom Technologies Inc. Announces
                              New Credit Facility
                           Also Estimates Q3 Results


TORONTO, May 4, 2001 - Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) today announced that it has entered into a new secured, non-revolving, term credit facility with Trimin Capital Corp. for $10 million. This facility, which is in addition to the existing $30 million demand operating facility with The Bank of Nova Scotia, will become due on March 31, 2002. The Company has drawn $3 million against this new facility and the balance of $7 million is available in $1 million increments.

In conjunction with the new facility, the Company has issued to Trimin a warrant expiring on May 4, 2004 to purchase the Company's common shares. Each advance of $1 million under the credit facility entitles Trimin to purchase 60,000 common shares to a maximum of 600,000 common shares if the full $10 million is advanced.

The new facility will provide additional working capital to assist the Company in introducing its planned range of innovative new products.

The Company also announced that, although its financial results for the fiscal quarter ended March 31, 2001 have not yet been finalized, it is expecting to incur a loss of approximately $7 million for the period on an after-tax basis. Financial results are expected to be released next week. The after-tax loss from ongoing operations is anticipated to be approximately $4 million as the Company continues to experience significant competitive pressures in its floor-care business. In addition, the Company expects to incur, or accrue for, costs of approximately $2 million after tax related to the transition to its new products. The anticipated quarterly loss also includes a $1 million after-tax charge resulting from the devaluation of the Canadian dollar relative to the U.S. dollar.
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During the fiscal quarter ended March 31, 2001, the Company changed its method of accounting for sales returns on shipments to customers. The Company now reduces sales and earnings based on its best estimate of what goods will be returned by its customers. Previously, sales returns were recorded as they occurred. This accounting change will be applied by retroactively restating the financial statements of prior periods. The impact of this accounting change is not expected to have a material impact on fiscal 2000 and 2001 earnings.

The Company's introduction of its first water-treatment entry - the FANTOM(R) CALYPSO(TM) Microbiological Water Processor - is underway. Shipments have commenced in Canada, and will begin to the United States following Underwriters Laboratories Inc. approval, which is anticipated in the current quarter. This approval will permit the Company to market its CALYPSO(TM) machine in 48 of the 50 states. Two states, Iowa and California, have separate certification requirements that the Company is continuing to pursue.

Within the floor-care field, the Company has commenced production of enhanced versions of two of its existing uprights under the CROSSWIND(R) trademark. These pearl-blue products, a departure from Fantom's traditional black vacuums, feature new, proprietary technology providing improved performance, and incorporate a filtration system requiring no replacement parts.

The Company is also about to introduce an entirely new upright vacuum under the WILDCAT(TM) trademark. This product will be offered in striking new colours and will be the Company's most powerful, yet lightest vacuum. The WILDCAT(TM) product is positioned to sell at higher retail price points than the Company's current range of uprights and will be supported by national television advertising in the United States and Canada.

In late summer, the Company plans to expand its line further with the launch of its full-performance wireless vacuum. When all of these floor-care introductions are complete, the Company will have a much broader assortment of vacuum products, available in a variety of colours and industrial designs, and spanning a wide range of retail price points.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "planned", "expecting", "anticipated" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual
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results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.


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For more information, please contact:

Allan Millman
President & CEO
416-622-9740 Ext. 232

Steve Doorey
Vice President, CFO
905-734-7476 Ext. 281